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UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[A]NNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 27113

RECEIVED FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PENTAD REAL ESTATE INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 MERCHANTS ROW, SUITE 2
(No. and Street)

GERMANTOWN, (City) TENNESSEE (State) 38138 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN REESE (901) 755-0014
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMPSON DUNAVANT PLC
(Name — *if individual, state last, first, middle name*)

5100 POPLAR AVENUE, SUITE 1400 (Address) MEMPHIS, (City) TENNESSEE (State) 38137 Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ALAN REESE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENTAD REAL ESTATE INVESTMENTS, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

My Commission Expires

March 29, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENTAD REAL ESTATE INVESTMENTS, INC.

Contents

THOMPSON DUNAVANT PLC

Independent Auditor's Report

Board of Directors
Pentad Real Estate Investments, Inc.
Germantown, Tennessee

We have audited the accompanying statements of financial condition of Pentad Real Estate Investments, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pentad Real Estate Investments, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information for the year ended December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2001 financial statements taken as a whole.

Thompson Dunavant PLC

February 1, 2002

5100 Poplar Avenue, Suite 1400 • Memphis, TN 38137 • Phone: (901) 685-5575 • Fax: (901) 685-5583
www.thompsondunavant.com

PENTAD REAL ESTATE INVESTMENTS, INC.

Statements of Financial Condition
December 31, 2001 and 2000

Assets

	2001	2000
Current assets		
Cash	$ 11,097	$ 12,872
Prepaid insurance	302	-
	11,399	12,872
Investment		
NASD common stock	3,300	3,300
	$ 14,699	$ 16,172

Stockholder's Equity

	2001	2000
Stockholder's equity		
Common stock, $1 par value; authorized 2,000 shares; issued and outstanding 425 shares	$ 425	$ 425
Additional paid-in capital	24,816	24,816
Accumulated deficit	(10,542)	(9,069)
	$ 14,699	$ 16,172

The accompanying notes are an integral part of these financial statements.

PENTAD REAL ESTATE INVESTMENTS, INC.

Statements of Operations
For the Years Ended December 31, 2001 and 2000

	2001	2000
Interest income	$ 279	$ 383
General and administrative expenses	1,752	4,312
Net loss	$ (1,473)	$ (3,929)

The accompanying notes are an integral part of these financial statements.

PENTAD REAL ESTATE INVESTMENTS, INC.

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances at January 1, 2000	$ 425	$ 14,816	$ (5,140)	$ 10,101
Capital contributions	-	10,000	-	10,000
Net loss for 2000	-	-	(3,929)	(3,929)
Balances at December 31, 2000	425	24,816	(9,069)	16,172
Net loss for 2001	-	-	(1,473)	(1,473)
Balances at December 31, 2001	$ 425	$ 24,816	$ (10,542)	$ 14,699

The accompanying notes are an integral
part of these financial statements.

PENTAD REAL ESTATE INVESTMENTS, INC.

Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

		2001		2000
Cash flows from operating activities:				
Net loss	$	(1,473)	$	(3,929)
Adjustments to reconcile net loss to net cash cash used in operating activities				
Changes in assets and liabilities				
Prepaid expenses		(302)		-
Net cash used in operating activities		(1,775)		(3,929)
Cash flows from investing activities:				
Purchase of NASD common stock		-		(3,300)
Cash flows from financing activities:				
Capital contributions from stockholder		-		10,000
Net increase (decrease) in cash		(1,775)		2,771
Cash at beginning of year		12,872		10,101
Cash at end of year	$	11,097	$	12,872

The accompanying notes are an integral part of these financial statements.

PENTAD REAL ESTATE INVESTMENTS, INC.

Notes to Financial Statements
December 31, 2001 and 2000

Note 1 - Summary of significant accounting policies

Organization and nature of operations

Pentad Real Estate Investments, Inc. (the "Company") is a wholly-owned subsidiary of Pentad Group, Inc. (the "Parent"). The Company is a broker/dealer of real estate investments.

Investment

The Company acquired 300 shares of common stock of National Association of Securities Dealers, Inc. ("NASD") in April, 2000. The stock is not publicly listed and the Company's resulting interest in NASD is minor. Consquently, the investment is recorded at cost.

Income taxes

The Company is a Qualified Subchapter S Subsidiary for federal income tax purposes under IRC Section 1361(b)(3) and consequently is not subject to federal income taxes as an entity. Income, gains, losses and deductions are passed through to the stockholder of the parent company and reported on his individual federal income tax return. State income taxes, if applicable, are provided for the state of Tennessee which does not recognize S corporation status.

The Company follows the asset and liability method for deferred income taxes as required by the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method, deferred income taxes are recognized, if applicable, for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Use of estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Note 2 - Net capital requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $5,000 or 6.67% of aggregate indebtedness, both terms as defined by the Rule. At December 31, 2001 and 2000, the Company had net capital of $14,699 and $16,172, respectively, which exceeded the capital requirement by $9,699 and $11,172, respectively.

Note 3 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2001 and 2000 or at any time during these years.

SUPPLEMENTAL INFORMATION

PENTAD REAL ESTATE INVESTMENTS, INC.
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
For the Year Ended December 31, 2001

Stockholder's equity	$ 14,699
Less non-allowable assets	-
Net capital	14,699
Minimum net capital required to be maintained (greater of $5,000 or 6.67% of aggregate indebtedness)	5,000
Excess net capital	$ 9,699
Aggregate indebtedness (total liabilities)	$ -
Ratio of aggregate indebtedness to net capital	N/A

No material differences exist between the above computation and the corresponding computation most recently filed in the unaudited Form X-17A-5, Part II A as of December 31, 2001.

PENTAD REAL ESTATE INVESTMENTS, INC.

Statement Regarding SEC Rule 15c3-3
For the Year Ended December 31, 2001

The Company claims an exemption from Rule 15c3-3 of the Securities and Exchange Commission under the provisions of paragraph K(2)(i) of the Rule.

PENTAD REAL ESTATE INVESTMENTS, INC.
Report of Independent Accountants on Internal Controls Required by SEC Rule 17a-5 for a Broker/Dealer Claiming an Exemption from SEC Rule 15c3-3
For the Year Ended December 31, 2001

Board of Directors
Pentad Real Estate Investments, Inc.
Germantown, Tennessee

In planning and performing our audit of the financial statements and supplemental information of Pentad Real Estate Investments, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Thompson Dunavant PLC

February 1, 2002

PENTAD REAL ESTATE INVESTMENTS, INC.

Financial Statements and
Supplemental Information
For the Year Ended December 31, 2001